ICI TO SELL CIMSEC BUSINESS TO HENKEL

ICI has agreed to sell its Cimsec business, part of ICI Paints Europe, to Henkel for an undisclosed cash consideration. The value of the gross assets being divested is €13m (£9m).

ICI is selling the non-core Cimsec tile adhesives and grouts business in order to focus on its core decorative paint brands in Central and Eastern Europe – including Xyladecor, Dulux, Meisterpreis, Molto and Hammerite.

Cimsec, which is used by professional tile layers and by consumers, operates in Austria, Hungary, Czech Republic, Slovakia, Croatia and Poland. It has annual sales of about €20m (£14m) and employs around 60 people who will transfer to Henkel following employee consultation.

Completion of the agreement is expected in Quarter 2 2006, subject to regulatory approval.
Proceeds of the sale will be used to reduce Group debt.

ends

6 April 2006

Contact:
Investor enquiries: John Dawson, VP IR and Communications
Tel: +44 (0) 20 7009 5091

Media enquiries:
ICI — Regina S. Kilfoyle, Director of Corporate Communications
Tel: +44 (0) 20 7009 5410
Brunswick — Mike Smith, Partner
Tel: +44 (0) 20 7404 5959

Xyladecor, Dulux, Meisterpreis, Molto and Hammerite, the letters ICI and the Roundel Device are all trademarks of the ICI Group.